UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 26, 2019

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains a Stock Exchange Announcement dated 26 July 2019 entitled ‘VODAFONE TO COMBINE ITALIAN TOWERS WITH INWIT’

RNS: 9089G

Vodafone Group Plc

26 July 2019

VODAFONE FINALISES NETWORK SHARING PARTNERSHIP WITH TELECOM ITALIA AND AGREES TO COMBINE ITALIAN TOWERS WITH INWIT

26 July 2019

Key Highlights

•                  Vodafone and Telecom Italia Group (“TIM”) (together, the “Parties”) today announce the creation of an active network sharing partnership for 4G and 5G and the expansion of their existing passive sharing agreement (together, the “Network Sharing Partnership”)

•                  The Network Sharing Partnership is expected to enable faster deployment of 5G over a wider geographic area at a lower cost and deliver net cumulative cashflow benefits to Vodafone of at least €800 million over the next 10 years

•                  Vodafone has also agreed to merge its passive tower infrastructure in Italy (“Vodafone Italy Towers”) into INWIT SpA (“INWIT”) (the “Combination”). As part of the Combination, Vodafone1 will receive a cash consideration of €2,140 million and a 37.5% shareholding in the combined entity, which will remain listed on the Milan Stock Exchange. Based on the 30-day VWAP of the INWIT share price prior to this announcement, Vodafone’s shareholding would be valued at €3,130 million, which implies an enterprise value for Vodafone Italy Towers of €5,270 million, equivalent to 24.0x 2018PF Adjusted EBITDA2

•                  Pro forma for the Combination, INWIT is expected to have an asset base comprising c.22,100 towers, making it the second largest listed tower operator in Europe. INWIT estimates that the Combination and Network Sharing Partnership will deliver additional EBITDA from synergies and committed services of approximately €110 million by 2026

•                  It is the intention of Vodafone and TIM to undertake a recapitalisation of INWIT following the Combination up to a maximum of 6.0x Net Debt / EBITDA, subject to achieving a BB+ (or equivalent) credit rating. Vodafone intends to use the cash proceeds from the Combination and any recapitalisation to retire existing debt

•                  Vodafone and TIM intend to retain joint control of INWIT, but over time will consider jointly reducing their respective ownership levels from 37.5% to a minimum of 25.0%

•                  The Combination is subject to regulatory approval as well as INWIT minority shareholders’ approval, with completion anticipated during the first half of 2020

Aldo Bisio, CEO of Vodafone Italia, said:

“This agreement will enable us to step up the rollout of 5G for the benefit of our customers and the community as a whole. 5G has a key role to play in modernising the country. It will provide the technology platform from which to launch innovative new services capable of making business models more efficient and improving productivity throughout the value chain, helping to build a more competitive digital economy. Network sharing reaps the benefits of 5G and at the same time reduces the impact on the environment and lowers rollout costs, allowing more investment in services for customers.”

Network Sharing Partnership with TIM

Further to the announcement between the Parties on 21 February 2019, Vodafone Italia and TIM have today finalised a Network Sharing Partnership to jointly roll-out 5G infrastructure in Italy and to extend their existing passive sharing arrangements.

The Network Sharing Partnership will enable active network sharing in cities with populations of up to 100,000 people, supporting a faster deployment of 5G over a wider geographic area, at a lower cost, and with a lower environmental impact. Vodafone Italia and TIM will also implement active network sharing for their existing 2G and 4G networks, in order to support 5G active network sharing.

Furthermore, Vodafone Italia and TIM intend to upgrade their respective mobile transmission networks, adding higher capacity optical fibre cables (“Fiber-to-the-Site” or “Backhauling”). This will enable customers to benefit from 5G’s new features, such as faster speeds and low latency, and will allow both companies to operate more efficiently.

Vodafone Italia and TIM have also extended their existing passive sharing agreement, from approximately 10,000 sites today (approximately 45% of the Parties’ combined passive towers), to a nationwide agreement. The objective is to accelerate and enhance the deployment of 5G technology and use network infrastructure more efficiently, both in urban and rural areas.

Vodafone Italia and TIM will continue to roll out and operate active network infrastructure independently in Italy’s biggest cities. Both companies will retain separate management of their spectrum rights, management of their network performance, control and functionality of their respective core networks, as well as development of new products and services. This will enable each company to maintain full flexibility to innovate and compete to meet the needs of their respective customers.

Combination of Vodafone Italy Towers with INWIT

Vodafone and INWIT have agreed to combine their respective tower portfolios, consolidating their c.22,100  passive towers located in Italy. The Combination is expected to enable TIM and Vodafone to achieve a faster and more effective roll-out of 5G infrastructure throughout Italy at a lower cost. INWIT will be well placed to perform strongly in the coming years, benefitting from the commitment of its two anchor tenants on existing and new towers, as well as being better placed to offer tenancies to third party operators, as the active sharing will free up further space on the infrastructure that can be used by other operators.

The Combination will be effected by way of a merger and as such, once approved by INWIT’s minority shareholders, will be exempted from public tender offer obligations. Vodafone will receive cash consideration of €2,140 million3 and, following the completion of the merger, hold a total 37.5% shareholding in the combined entity.

New Master Services Agreement (“MSA”)

In conjunction with the Combination and the Network Sharing Partnership, Vodafone Italia and TIM have each committed to a new MSA which will have an initial term of 8 years, with 8 year renewal periods. Vodafone Italia and TIM have also committed to each add additional points-of-presence on INWIT’s towers over the next 4 years.

Under the MSA, INWIT will also be the preferred supplier of new towers for Vodafone Italia and TIM. To facilitate the effective roll-out of 5G technology, Vodafone Italia and TIM have each agreed to commit as anchor tenants on 1,900 new towers and 2,500 small cell/DAS sites to be constructed by INWIT over the next 10 years.

Financial benefits of Network Sharing Partnership and Combination

The Network Sharing Partnership is expected to deliver net cumulative cashflow benefits to Vodafone of at least €800 million over the next 10 years.  The cash flow impact of the network sharing is expected to reflect modest net investment during the implementation phase over the first two years, with benefits accruing broadly in line with the roll-out of 5G thereafter. In addition, Vodafone will also indirectly benefit from its 37.5% share of the additional EBITDA generated at INWIT, which INWIT estimates will have an annual run rate from 2026 of €110 million in relation to synergies and committed services. INWIT also expects to continue to grow its business through deploying small cells, additional sites and other services for its anchor tenants and other third parties, with the ambition to achieve a further €95 million of incremental EBITDA by 2026.

Corporate governance and shareholding

Following the Combination, Vodafone and TIM will each own 37.5% of INWIT, with INWIT’s existing minority shareholders owning the remaining 25%.

The Board of INWIT will comprise of 13 directors, including 5 appointees from Vodafone and 5 appointees from TIM. The appointments of Chairman, CEO and CFO will alternate between Vodafone and TIM every 3 years, with Vodafone initially having the right to appoint the Chairman and CFO, while TIM will appoint the CEO.  The composition of the Board and key management positions will be announced prior to completion of the Combination.

At closing, Vodafone and TIM will enter into a shareholder agreement with a duration of 3 years which includes an initial 3-year lock-up and standstill on their shareholding, unless otherwise agreed. The lock-up provides that the Parties may reduce their shareholdings by mutual agreement during this initial lock-up period, subject to maintaining a minimum combined shareholding in excess of 50%. Over time, Vodafone and TIM each intend to jointly reduce their respective ownership levels in INWIT from 37.5% to a minimum of 25.0% (implying in excess of €1 billion of potential proceeds for Vodafone based on the 30-day VWAP and prior to the effect of any recapitalisation).

INWIT capital structure, potential recapitalisation and target distribution policy

Post completion of the Combination, it is the intention of Vodafone and TIM to undertake a recapitalisation of INWIT up to a maximum of 6.0x Net Debt / EBITDA, subject to achieving a BB+ (or equivalent) credit rating.

Following the Combination, Vodafone and TIM intend to propose an attractive dividend policy for INWIT, paying out the equivalent of at least 80% of adjusted net income for the year (adjusted for one-off and extraordinary items).

Impact on Vodafone and use of proceeds

On a pro forma basis, Vodafone Italy Towers would have generated an estimated €220 million of Adjusted EBITDA for the year ending 31 December 2018, which would be deconsolidated from Vodafone’s financial statements following the Combination. Vodafone’s 37.5% interest in INWIT will be accounted for under the equity method (increasing associate income and dividends).

Vodafone intends to use the proceeds from the Combination, any capital return and any subsequent sell down of its shareholding in INWIT to retire existing debt.

Approvals

The Combination is subject to review by and approval from the relevant regulatory authorities. The Combination is also subject to approval by a qualified majority vote by the minority shareholders of INWIT. Vodafone expects the Combination will complete in the first half of the 2020 calendar year.

1.     The receiving entity is Vodafone Europe B.V., a 100% owned indirect subsidiary of Vodafone Group Plc

2.     EBITDA, net debt and leverage presented in this announcement are calculated on a pre-IFRS 16 basis. Adjusted EBITDA is pro forma for the demerger and the new MSA, based on INWIT accounting policies and normalised for non-recurring items and standalone costs

3.     Subject to customary closing adjustments

For further information:

Vodafone Group
Media Relations	Investor Relations
www.vodafone.com/media/contact	ir@vodafone.co.uk

Transaction advisers

UBS is acting as exclusive financial adviser to Vodafone and NCTM is acting as legal adviser to Vodafone.

About Vodafone

Vodafone Group is one of the world’s leading telecoms and technology service providers. We have extensive experience in connectivity, convergence and the Internet of Things, as well as championing mobile financial services and digital transformation in emerging markets.

Vodafone Group has mobile operations in 25 countries, partners with mobile networks in 41 more, and fixed broadband operations in 19 markets. As of 30 June 2019, Vodafone Group had approximately 640 million mobile customers, 21 million fixed broadband customers and 14 million TV customers, including all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com.

Vodafone Italy Towers and INWIT contributions

(Dec YE, €m unless stated)	Vodafone Italy Towers	INWIT	Combined Entity
Towers (#)	10,977	11,141	22,118

Tenancy ratio	1.65x	1.82x	1.74x

2018 Adjusted EBITDA[1]	220	215
2018 Norm. OpFCF[2]	211	212

Ownership
Vodafone	100.0%	0.0%	37.5%
TIM	0.0%	60.0%	37.5%
INWIT Minorities	0.0%	40.0%	25.0%

1.     Vodafone Italy Towers Adjusted EBITDA is pro forma for the demerger and the new MSA, based on INWIT accounting policies and normalised for non-recurring items and standalone costs. INWIT EBITDA based on reported financials

2.     Normalised Operating Free Cash Flow reflects EBITDA less Maintenance Capex

Additional information on Vodafone Italy Towers

Pro forma for the demerger and the new MSA with Vodafone Italia, for the twelve months ended 31 December 2018, Vodafone Italy Towers would have produced profit before tax of €181 million. As at 31 December 2018, the relevant gross assets to be transferred with Vodafone Italy Towers had a book value of €329 million.

Disclaimer

Certain information contained in this announcement constitutes “forward-looking statements”, which can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “anticipate”, “project”, “estimate”, “intend”, “continue”, “target” or “believe” (or the negatives thereof) or other variations thereon or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. Such statements express intentions, opinions, or current expectations with respect to possible future events and are based on current plans, estimates and forecasts concerning, among other things, the respective business, results of operations, financial position, prospects, growth and strategies of Vodafone, Vodafone Italia, Vodafone Italy Towers and INWIT, statements regarding the transactions described in this announcement and the anticipated consequences and benefits of the transactions, the future growth prospects of INWIT after the Combination and the targeted closing date of the transaction, and the intended recapitalisation for INWIT after the Combination (including the intended leverage). Due to various risks and uncertainties, actual events or results or the actual performance may differ materially from those reflected or contemplated in such forward-looking statements.

Such risks and uncertainties include, but are not limited to, regulatory approvals that may require acceptance of conditions with potential adverse impacts; risks involving the parties’ respective ability to realise expected benefits associated with the transactions; the impact of legal or other proceedings; and continued growth in the market for telecommunications services and general economic conditions in the relevant market(s).

No assurances can be given that the forward-looking statements in this announcement will be realised. As a result, recipients should not rely on such forward-looking statements. Subject to compliance with applicable law and regulations, Vodafone undertakes no obligation to update these forward-looking statements. No representation or warranty is made as to the reasonableness of such forward-looking statements. No statement in this announcement is intended to be nor may be construed as a profit forecast or estimate for any period and no statement in this announcement should be interpreted to mean that cash flow from operations, free cash flow, earnings, or earnings per share for either of Vodafone or INWIT will necessarily match or exceed the historical or published cash flow from operations, free cash flow, earnings, or earnings per share for either of Vodafone or INWIT (as appropriate). Actual results could differ materially from those expressed or implied.

This announcement is not intended to and does not constitute, or form part of, any invitation or offer to sell, dispose, acquire, purchase or subscribe for any securities of any companies mentioned herein in any jurisdiction, whether pursuant to the transaction or otherwise. This announcement shall not be distributed or used by any person or entity in any jurisdiction where such distribution or use would be contrary to applicable law or regulation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 26, 2019	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary